UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: April 2, 2007

Commission File Number 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET

PIRAEUS, 18537 GREECE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Capital Product Partners L.P. (the “Partnership”), dated March 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive
Officer and Chief Financial
Officer of Capital GP L.L.C.

Dated:  April 2, 2007

Exhibit I

CAPITAL PRODUCT PARTNERS L.P.

3 Iassonos Street, Piraeus, 18537 Greece

NEWS RELEASE

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES
PRICING OF ITS INITIAL PUBLIC OFFERING

Athens, Greece — March 29, 2007 — Capital Product Partners L.P. (NASDAQ: CPLP) announced today that it has priced its initial public offering of 11,750,000 of its common units at $21.50 per unit. The 11,750,000 common units represent a 56.0% limited partner interest in the master limited partnership and the offering will increase to 13,512,500 common units if the underwriters exercise in full their over-allotment option. The common units are being sold by Capital Maritime & Trading Corp., and Capital Product Partners L.P. will not receive any proceeds from the offering.  Capital Maritime & Trading Corp. owns the remaining interests in Capital Product Partners L.P. in subordinated units, incentive distribution rights and its 2% general partner interest. The common units will trade on The Nasdaq Global Market under the symbol “CPLP.”

Merrill Lynch & Co. and UBS Investment Bank acted as joint book-running managers and representatives of the underwriters, which include Bear, Stearns & Co. Inc., Wachovia Securities, Raymond James, Stifel Nicolaus and Fortis Securities.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer will be made only by means of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933. A copy of the final prospectus may be obtained, when available, from Merrill Lynch & Co., 4 World Financial Center, Attention: Prospectus Department, New York, New York 10080; or UBS Investment Bank, 299 Park Avenue, Attention: Prospectus Department, New York, New York, 10171; phone: 212-821-3884.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of medium-range product tankers. After the closing of the initial public offering, Capital Product Partners will own 8 MR Ice Class 1A product tankers and has an agreement to purchase 7 additional product tankers from Capital Maritime & Trading Corp.  All 15 of these vessels are currently under medium to long-term charters to BP, Morgan Stanley and OSG.

For Investor Relations enquiries contact:

Ioannis Lazaridis

Jerry Kalogiratos

Tel: +30 210 45 84 950